

AllSides Technologies, Inc. (the "Company") a Delaware Public Benefit Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AllSides Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 3, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	35,992	63,618
Accounts Receivable	151,277	186,720
Total Current Assets	187,269	250,338
Non-current Assets		
Intangible Assets: Patent, Trademarks, AllSides Platform, and Intellectual Property, net of Accumulated Amortization	464,096	555,031
Total Non-Current Assets	464,096	555,031
TOTAL ASSETS	651,365	805,368
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	31,857	90,958
Payroll Liabilities	24,107	3,393
Note Payable - Current Portion	30,000	-
Deferred Compensation	-	226,809
Deferred Compensation - Related Party	312,500	300,000
Deferred Revenue	47,156	43,713
Convertible Notes	-	45,000
Accrued Interest - Convertible Notes	-	5,955
Due to Founder	-	955,077
Accrued Interest - Related Party	-	235,497
Total Current Liabilities	445,620	1,906,403
Long-term Liabilities		
Note Payable	158,500	-
Line of Credit - Related Party	675,000	-
Accrued Interest - Line of Credit	17,860	-
Total Long-Term Liabilities	851,360	-
TOTAL LIABILITIES	1,296,980	1,906,403
EQUITY		
Common Stock	12	-
Preferred Stock	10	-
Additional Paid in Capital	2,299,769	-
Members' Capital	-	726,781
Accumulated Deficit	(2,945,406)	(1,827,815)
Total Equity	(645,615)	(1,101,034)
TOTAL LIABILITIES AND EQUITY	651,365	805,368

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	480,503	577,399
Cost of Revenue	991,613	438,806
Gross Profit	(511,110)	138,593
Operating Expenses		
Advertising and Marketing	21,391	13,028
General and Administrative	295,244	322,327
Legal and Professional	87,570	14,182
Amortization	97,562	97,474
Total Operating Expenses	501,767	447,011
Operating Income (loss)	(1,012,877)	(308,418)
Other Income		
Interest Income	-	-
Other	1,136	1,675
Total Other Income	1,136	1,675
Other Expense		
Interest Expense	105,849	112,314
Other	-	-
Total Other Expense	105,849	112,314
Earnings Before Income Taxes	(1,117,590)	(419,057)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(1,117,590)	(419,057)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,117,590)	(419,057)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	97,562	97,474
Changes in operating assets and liabilities:		
Accounts Payable and Accrued Expenses	(59,100)	51,954
Deferred Compensation	12,500	208,809
Deferred Revenue	3,442	895
Payroll Liabilities	20,714	3,393
Accounts Receivable	35,443	(62,818)
Accrued Interest	17,860	32,119
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	128,421	331,827
Net Cash provided by (used in) Operating Activities	(989,169)	(87,230)
INVESTING ACTIVITIES		
Patent	(1,504)	-
Trademarks	(5,123)	(10,609)
Net Cash provided by (used by) Investing Activities	(6,627)	(10,609)
FINANCING ACTIVITIES		
Issuance of Common Stock	150,000	-
Issuance of Preferred Stock	188,671	-
Proceeds from Founder	675,000	150,775
Payments on Note Payable	(10,500)	-
Repayment of Capital	(35,000)	-
Net Cash provided by (used in) Financing Activities	968,171	150,775
Cash at the beginning of period	63,618	10,681
Net Cash increase (decrease) for period	(27,625)	52,936
Cash at end of period	35,993	63,618
NONCASH ACTIVITIES		
Conversion of Deferred Compensation to Debt	199,000	-
Conversion of Deferred Compensation to Common Stock	29,663	
Conversion of Convertible Notes to Common Stock	55,127	-
Conversion of Debt to Preferred Stock	1,373,219	-
Conversion of Members' Capital to Preferred Stock	726,781	-

Statement of Changes in Shareholder Equity

	Common Units		Preferred Units Units		Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Units	$ Amount	# of Units	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning Balance at 1/1/2022	100	726,781	-	-	-	-	-	-	-	(1,408,758)	(681,977)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(419,057)	(419,057)
Ending Balance 12/31/2022	100	726,781	-	-	-	-	-	-	-	(1,827,815)	(1,101,034)
Conversion of Debt	-	-	1	1,100,327	-	-	-	-	-	-	1,100,327
Conversion from LLC to PBC	(100)	(726,781)	(1)	(1,100,327)	100,000	10.0	100,000	10.0	2,099,980	-	272,892
Sale of Common Stock	-	-	-	-	10,000	1.0	-	-	149,999	-	150,000
Issuance of Common Stock	-	-	-	-	84,471	-	-	-	-	-	-
Conversion of Convertible Notes	-	-	-	-	3,676	0.4	-	-	55,127	-	55,127
Conversion of Deferred Compensation	-	-	-	-	1,854	0.2	-	-	29,663	-	29,663
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-
Repayment of Capital	-	-	-	-	-	-	-	-	(35,000)	-	(35,000)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(1,117,590)	(1,117,590)
Ending Balance 12/31/2023	-	-	-	-	200,001	12	100,000	10	2,299,769	(2,945,406)	(645,615)

AllSides Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AllSides Technologies, Inc. ("the Company") was initially formed in California on April 29th, 2016 as a Limited Liability Company prior to its conversion to a Delaware Public Benefit Corporation on June 8th, 2023. The Company revitalizes the country's democratic society by providing balanced information to the public, cultivating respectful dialogue, combating misinformation, identifying bias and supporting media literacy and civics. The Company earns revenue from its services to consumers, businesses, nonprofits, schools, and other organizations.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities; however, it has a predecessor entity by the name of AllSides, Inc. ("the Predecessor"), which was formed by the Company's founder in Delaware on December 8th, 2011, and subsequently filed for dissolution in November 2015. At the time of dissolution, the Predecessor had outstanding debt obligations owed to the Company's founder in the principal amount of $726,781. In exchange for the forgiveness of the principal amount of these debt obligations, the Predecessor sold all of its assets to the founder including patents, intellectual property, web domain names, technology, and all other items considered assets of the business. In December 2020, when the Company was an LLC, all rights in and to these assets were later assigned to the Company by its founder in exchange for 100 Common Units (please see "Intangible Assets" note for further information). In addition to the issuance of units, the Company has agreed to assume liability for the interest that has accrued since the Predecessor's dissolution, as well as the liability for any future accrual of interest upon the original principal amount owed by the Predecessor. Since January 2016, the Company has accrued this interest at a floating interest rate ranging from 3.50% to 7.08% indexed to the Bloomberg Short Term Bank Yield plus 1.50% and was due upon demand of the founder, resulting in a total ending balance of $235,497 as of December 31, 2022. This interest continued to accrue until the Company's reincorporation date in June 2023, at which point in time its ending balance of $272,892 converted into an additional capital contribution. This accrued balance was utilized by the Company's management to determine the Original Issue Price of its Preferred Stock (please see "Note 6" for further information).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from subscriptions, online products, and various services:

Subscriptions & Online Products – Consumers purchase subscriptions to the Company's website and purchase online access to certain AllSides-branded products through its website. Payments for subscriptions are collected monthly or annually, and payments for products are collected at the time of purchase. The Company's performance obligation in relation to the subscriptions is the maintenance of an acceptable level of software uptime for users over the subscription period which can last on a monthly or annual basis, and revenue is recognized over the life of the subscription as performance obligations become satisfied. As of December 31, 2023 and 2022, the Company had respective deferred revenues of $47,156 and $43,713 where cash was received for subscriptions with remaining performance obligations to be satisfied. The Company's performance obligation in relation to the AllSides-branded products is the provision of balanced content curated with transparent methods on a reliable platform. Revenue is recognized at the point of sale when online access is granted, at which point the performance obligation becomes satisfied.

Various Services – Businesses can purchase bias auditing services, news widgets, hosted dialogue events, speaking services, and licenses to AllSides-branded services and products. Once a contract is negotiated regarding any of these services, 50% of the payment is collected upfront when the work begins, and the remaining 50% upon completion. Licensing fees are collected upfront in full. The Company's performance obligation is the completion of the agreed-upon services, and revenue is recognized when the terms of the contract agreements become satisfied. Please note that hosted dialogue events are typically seasonal with election years, resulting in no revenues from this operating activity in 2023; however, it is not a discontinued operation. All revenues from such various services have been earned as of December 31, 2023 and 2022.

A summary of the Company's revenue is provided below:

Revenue Type	2023	2022
Subscriptions & Online Products	140,603	139,412
Bias Auditing Services	264,452	304,777
Hosted Dialogue Events	-	62,500
Other Various Services	75,447	70,711
Grand Total	**480,503**	**577,399**

Intangible Assets

The Company's intangible assets consist of a patent, trademarks, the AllSides Platform, and intellectual property which includes customer database, proprietary data, and the Company brand. The AllSides Platform consists of multiple custom-built software platforms including the AllSides Bias and Balance Platform, Mismatch by AllSides Platform, AllSides mobile app, AllSides Balanced Search, AllSides Auto-curator, and the Brave Goggles repository. AllSides also owns the domains for mismatch.org, allsides.com, and allsidesforsschools.org. Of the total $726,781 worth of debt obligations that have been forgiven in exchange for these assets, the Company's management estimated that $474,470 was to be allocated towards the Company's software platform based on prior engineering and software development costs, and $206,738 towards the customer database, proprietary data, and Company brand at the date of assignment (please see "Basis of Presentation" note for further information). A summary of the Company's intangible assets is provided below:

Intangible Asset	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Patent	18	47,078	(20,210)	-	26,868
Trademarks	Indefinite	46,422	-	-	46,422
AllSides Platform	5	474,470	(290,401)	-	184,068
Intellectual Property	Indefinite	206,738	-	-	206,738
Grand Total	**-**	**774,707**	**(310,611)**	**-**	**464,096**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company had no equity-based compensation plan as of December 31, 2023 nor 2022.

Income Taxes

In 2022, the Company was a pass-through entity and therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations as of December 31, 2022.

Since its conversion, the Company has become subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2023 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In April 2016, the Company entered into an unsecured loan agreement with its CEO whereby the CEO agreed to advance at most $500,000 for the purposes of funding operating activities. Interest was payable monthly upon any unpaid principal balance at a rate of 10.00%. In February 2020, the Company and its CEO agreed to amend this loan agreement whereby the CEO will advance at most $1,000,000 and interest will be payable monthly upon any unpaid principal balance at a rate equal to the greater of the Bloomberg Short-Term Bank Yield Index for the applicable month, plus (i) 3.75% or (ii) 3.50%. The principal balance and any unpaid accrued interest was due upon demand of the holder. The total ending balance of this loan, including principal and accrued interest, was $955,077 as of December 31, 2022. In May 2023, prior to its conversion, the Company entered into a Loan Cancellation Agreement with its CEO and sole member ("the CEO"). As of the date of this agreement, the CEO had loaned the Company a total of $1,100,327 which both parties agreed to cancel in exchange for the issuance of 1 Preferred Unit to the CEO, resulting in no outstanding debt balance as of December 31, 2023 (please see "Note 6" regarding this Preferred Unit's subsequent conversion into shares of Preferred Stock).

In June 2023, following its conversion, the Company received an unsecured line of credit from its CEO whereby the CEO agreed to advance at most $1,000,000 accruing interest compounded monthly equal to the sum of the Bloomberg Short-Term Bank Yield Index for the applicable month, plus 1.50%. This line of credit requires no minimum monthly payments and has a maturity date in June 2028. As of December 31, 2023, this line of credit's total ending principal balance has increased to $692,869 due to the accrued interest of $17,860 being added to the initial principal advances of $675,000.

Throughout 2023 and 2022, the Company deferred compensation to its CEO in the total amount of $312,500. This payable accrues no interest, is due upon demand, and had a total ending balance of $312,500 and $300,000 as of December 31, 2023 and 2022, respectively.

Throughout 2023 and 2022, an immediate family member of the Company's CEO continued to provide content-editing services in exchange for no compensation. In October 2023, the Company issued this individual 10,796 shares of Common Stock for the work previously provided since 2016.

Please see "Basis of Presentation" note regarding the Founder's assignment of certain intangible assets in December 2020, and the accrual of interest upon the Predecessor's original debt obligations. Please see "Note 6" regarding the subsequent conversions of this contribution and interest into equity.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Please see "Note 6" regarding the accrual of dividends upon the Company's outstanding Preferred Stock. As of December 31, 2023, the Company's management has not declared any dividends and the Company is under no obligation to make such payments when and if declared, with the exception of certain events as outlined in Note 6. As a result, the Company is not subject to any immediate payment obligations.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company entered into several convertible note agreements for the purposes of funding its operations. The interest on the notes was 7.00%. The amounts were to be repaid at the demand of the holder prior to conversion with maturities in December 2023. The notes were convertible into the same class and series of equity securities sold during a qualified equity financing event at an amount equal to the principal balance plus any accrued interest divided by the lesser of (i) the lowest price-per-unit sold multiplied by a discount rate of 80% - 85%, and (ii) the price-per-unit obtained by dividing the Valuation Cap of $10M by the Company's fully-diluted capitalization at the time of conversion. In September 2023, their total ending principal balance of $45,000 plus accrued interest of $10,127 converted into 3,676 shares of Common Stock, resulting in no outstanding debt obligations as of December 31, 2023.

As of December 31, 2022, the Company had an outstanding deferred compensation balance of $199,000 owed to one of its consultants for services performed since June 2020. In June 2023, the Company entered into an agreement to settle this deferred compensation and reclass it to a debt obligation. In July 2023, the Company began paying this consultant in accordance with an agreed-upon schedule requiring fixed monthly installments that escalate from $1,500 to $4,750 until the full balance is repaid in December 2027. As of December 31, 2023, this payable had a total ending balance of $188,500. In addition to these monthly installments, the Company is to make additional monthly payments derived from its earnings at a rate equal to the Bloomberg Short-Term Bank Yield Index for the applicable month, plus 1.50% compounded monthly. As of December 31, 2023, the Company has disbursed a total of $8,040 in accordance with this supplementary obligation.

Please see "Note 3" regarding various debt agreements with the Company's CEO.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Due to Founder	Converted	3.50% - 7.91%	On Demand	-	-	-	-	955,077	-	955,077	-
Convertible Notes	Converted	7.00%	2023	-	-	-	-	45,000	-	45,000	5,955
Note Payable	188,500	N/A	2027	30,000	158,500	188,500	-	-	-	-	-
Line of Credit	692,860	BSBY + 1.50%	2028	-	692,860	692,860	-	-	-	-	-
Total				**30,000**	**851,360**	**881,360**	**-**	**1,000,077**	**-**	**1,000,077**	**5,955**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	30,000
2025	48,000
2026	54,000
2027	56,500
2028	692,860
Thereafter	-

NOTE 6 – EQUITY

In 2022, the Company was a single-member LLC with one class of ownership interest in the form of Common Units. Profits and losses were allocated to the sole member in accordance with the Operating Agreement. The Company had authorized 100 Common Units, all of which were issued and outstanding as of December 31, 2022 (please see "Basis of Presentation" note for further information regarding their initial issuance).

In 2023, the Company authorized an additional class of Preferred Units. In May 2023, the Company issued 1 Preferred Unit to its sole member in exchange for the cancellation of debt owed to the CEO (please see "Note 3" regarding this loan cancellation agreement).

In May 2023, the Company adopted a Plan of Conversion outlining the Company's reorganization into a public benefit corporation. Upon the Company's effective incorporation date of June 8th, 2023, each issued and outstanding Common Unit converted into 1,000 shares of Common Stock, and each issued and outstanding Preferred Unit converted into 100,000 shares of Preferred Stock. The existence of the Company continued as the new corporation, and the new corporation continued to possess all of the Company's assets, liabilities, rights, powers, and obligations. Upon incorporation, a total of 100 Common Units converted into 100,000 shares of Common Stock, and 1 Preferred Unit converted into 100,000 shares of Preferred Stock. Furthermore, the Company's accrued interest balance upon the Predecessor's original debt obligations increased to $272,892 and has been forgiven in full in exchange for its conversion into an additional capital contribution (please see "Basis of Presentation" note for further information regarding this interest). This accrued balance has been utilized by the Company's management to determine the Original Issue Price of Preferred Stock, a summary of which is provided below:

Calculation Input	Book Value as of 6/8/23
Cancellation of Loan Principal	1,100,327
Members' Capital	726,781
Accrued Interest	272,892
Grand Total {a}	2,100,000

Shares of Preferred Stock {b}	100,000
Original Issue Price {a} / {b}	21

On June 8th, 2023, the Company converted into a Delaware Public Benefit Corporation under the name of AllSides Technologies, Inc. The Company has authorized 300,000 shares of Common Stock with a par value of $0.0001 per share, and 100,000 shares of Preferred Stock with a par value of $0.0001 per share. A total of 200,001 shares of Common Stock and 100,000 shares of Preferred Stock were issued and outstanding as of December 31, 2023. A summary of the rights of each class of stock is provided below:

Voting: Common Shareholders are entitled to one vote per share. Preferred Shareholders are entitled to one vote for every share of Common Stock they could own if converted.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors; however, the Company shall not pay such dividends upon shares of Common Stock or any other class or series of the Company's Capital Stock unless Preferred Shareholders first receive a dividend on each outstanding share of Preferred Stock in an amount equal to the sum of (i) the amount of the aggregate accruing dividends not previously paid, and (ii) the declared dividend upon Common Stock had the shares of Preferred Stock converted into Common Stock in accordance with the Articles of Incorporation. Dividends shall accrue on any outstanding shares of Preferred Stock at an annual rate of 8.00% of the Original Issue Price which shall compound annually. Accruing dividends shall accrue from day to day, whether or not declared, and shall be cumulative; however, such accruing dividend shall be payable only when and if declared by the Board of Directors. The Company shall be under no obligation to pay such accruing dividends except in the following circumstances: (i) the Board of Directors declares a dividend upon Common Stock or any other class or series of the Company's Capital Stock, (ii) in the event of any liquidation, dissolution, or winding up of the Company, and (iii) in the event of any redemption of Preferred Stock. The Original Issue Price shall mean $21 per share.

Redemption: Shares of Preferred Stock shall be redeemable by the Company at any time at a price equal to the Original Issue Price of $21 per share, plus any accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in a lump sum payment within five business days after written notice by the Company to Preferred Shareholders.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, Preferred Shareholders are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

Other Conversions:

As of December 31, 2022, the Company had a deferred compensation balance of $27,809 owed to one of its employees. In 2023, this balance increased to $29,663 and was subsequently converted into 1,854 shares of Common Stock.

Please see "Note 5" regarding the conversion of convertible notes.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2024, the date these financial statements were available to be issued.

In March 2024, the Company kicked off its crowdfunding campaign, having raised $100,849 as of the date these subsequent events were evaluated.

In March 2024, the Company adopted its Equity Incentive Plan for the purposes of attracting and retaining key personnel. A total of 50,000 shares of Common Stock have been allocated towards this Plan to be granted as Stock Options and/or Restricted Stock Awards.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital in both periods under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Customer Concentrations

Customer concentration risk refers to the potential vulnerability an entity faces when a significant portion of its revenue is derived from a limited number of sources. Any adverse changes in the business relationships, financial health, or purchasing decisions of those key customers could have a significant impact on the Company's overall financial performance. In 2023 and 2022, a total of four and two of the Company's customers accounted for approximately 62% and 56% of all revenues, respectively. Furthermore, one of the four customers in 2023 accounted for nearly 88% of all revenue generated from bias services, and both customers in 2022 accounted for nearly 100% of all revenues generated from advertising and bias services. The Company's management continues to monitor this concentration and believes there is no immediate risk involving these relationships.